Exhibit 99.1

SuperX Digital Power Launches Flagship “Panama + Aurora” Full-Chain 800VDC Power Solutions — Dual-Path Breakthrough for Data Center Power Bottlenecks

SINGAPORE, Oct 31, 2025 — SuperX AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”), a provider of full-stack AI infrastructure solutions, today announced that its   joint venture with Zhonhen Electric Co., Ltd. (“Zhonhen”), SuperX Digital Power Pte. Ltd. (“SuperX Digital Power”), has launched its first two flagship 800V Direct Current (800VDC) power products:

●	SuperX Panama-800VDC end-to-end Solution, designed for new-build data centers, and

●	SuperX Aurora-800VDC Retrofit Solution, tailored for both existing and new data centers.

Together, these innovations enable a major lead in power architecture design, supporting both next-generation hyperscale AI factories and existing data centers, by resolving long-standing power bottlenecks in high-density GPU cluster deployment.

With the next-generation GPU systems such as NVIDIA GB300 NVL72 driving single-rack power demands to 250kW and beyond, traditional AC architectures are reaching their physical limits in conversion efficiency, cable size, power density, and transient response.

Figure 1. NVIDIA Roadmap and SuperX Digital Power’s Products

Introducing SuperX Panama-800VDC and Aurora-800VDC

Combining advanced engineering with refined industrial design, the Panama-800VDC and Aurora-800VDC redefine DC power supply solutions for data center infrastructure, addressing diverse application scenarios and promoting a product strategy that supports both retrofit and new-built deployments.

Two Solutions for Different Scenarios

SuperX Panama-800VDC: End-to-end Native Architecture

Designed for new AI hyperscale centers, the Panama system adopts a pure DC path from the medium-voltage grid to the GPU, integrating MV switchgear, phase-shifting transformers, and 800V rectifier cabinets into a one-step power delivery framework.

Key features include:

●	Ultra-high power density and up to 98.5% efficiency.

●	Modular hot-swappable design for online maintenance.

●	Prefabricated deployment for rapid installation.

●	Scalable to 1 MW+ per rack, ideal for AI data-center environments.

SuperX Aurora-800VDC: Modular Retrofit Upgrade Solution

●	Tailored for operating data centers, Aurora enables “non-disruptive” upgrades via modular and customized design, eliminating the need to rebuild main distribution rooms or trunk lines.

●	Single-rack upgrades can be completed within hours, significantly reducing cost and downtime.

●	Scalable from 200 kW to 1 MW and beyond, SuperX Aurora supports seamless transitions and is optimized for next-generation AI data-center deployments exceeding 1 MW.

Figure 2. SuperX 800VDC Product Series

Industry Impact: Building a High-Efficiency, Green Compute Foundation

Through a “DC-to-Chip” direct-supply model, the Panama and Aurora systems reduce power conversions from 4–5 stages to just 1–2, achieving up to 98.5% system efficiency. Together, they deliver four fundamental industrial advantages:

1.	Eliminating Transient Current Peaks

Built-in energy-storage interfaces and intelligent power-regulation mechanisms buffer millisecond-level GPU load fluctuations ranging from milliseconds to several seconds, ensuring grid stability and equipment safety.

2.	Reducing Copper Usage by Over 45%

The 800VDC architecture dramatically lowers current for the same power, cutting cable diameter and copper consumption.

Compared with the traditional AC power systems, a 1 GW data center deploying 800VDC can save an estimated 500,000 tons of copper.

3.	Achieving 98.5% System Conversion Efficiency

Leveraging advanced GaN and SiC power devices with LLC resonant conversion, the Panama solution ensures high-efficiency transmission from medium-voltage input to GPU chips, minimizing energy loss and operational cost.

4.	Supporting Over 3.6 MW High-Power-Density Racks

By simplifying power paths and eliminating redundant UPS/PDU units, the Panama system delivers up to 3.6 MW per rack, freeing nearly 50% of rack space for dense GPU deployment.

Customer Value: The “Compute + Power + Cooling” Full-Stack Advantage

Both the Panama-800VDC and Aurora-800VDC systems are fully compatible with NVIDIA Kyber rack architecture.

“We’re not only addressing today’s power bottlenecks. We’re building the sustainable energy foundation for next-generation AI infrastructure,” said Kenny Sng, Chief Technology Officer of SuperX AI Technology Limited. “With Panama and Aurora, SuperX has achieved a true Compute + Cooling + Power tri-stack capability. Whether building greenfield or retrofitting brownfield data centers, our customers gain a high-efficiency, reliable, and low-carbon compute infrastructure—end to end.”

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

About SuperX Digital Power Pte. Ltd.

SuperX Digital Power Pte. Ltd. is a Singapore joint venture established by a Subsidiary of SuperX AI Technology Limited (NASDAQ: SUPX) and Enervell Power, a subsidiary of Hangzhou Zhonhen Electric Co., Ltd. (SHE: 002364).

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Contact Information

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